Mail Stop 6010

October 19, 2007

Tim Hart
Chief Financial Officer
Maxwell Technologies, Inc.
9244 Balboa Avenue
San Diego, CA 92123

      Re: **Maxwell Technologies, Inc.**
              Form 10-K for the Fiscal-Year ended December 31, 2006
              Filed March 16, 2007
              File No. 001-15477

Dear Mr. Hart:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Martin James
              Senior Assistant Chief Accountant